FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 19, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
May 19, 2005

Essakan Drilling Continues to Expand the Deposit
Intersections in new Lower Zone include 28m grading 3.6 g/t and 22m grading 4.6 g/t

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that drilling on the Company’s Essakan gold project in Burkina Faso, West Africa continues to return significant results from both the Essakan Main Zone ( “EMZ”) and from mineralization that has recently been identified below the EMZ. Results from the Lower Zone include 28m grading 3.6 g/t in hole ERC1080D and 22m grading 4.6 g/t in hole ERC874D. Hole ERC1065D intersected mineralization below the EMZ at 170m and again at 220m indicating that there may be multiple zones at depth. Results from infill drilling within the EMZ included 36m grading 7.8 g/t in hole ERC882 and 23m grading 14.7 g/t in hole ERC894. These results are from an ongoing drill program with four rigs currently on site.

Orezone and JV partner Gold Fields Limited (“GFL”) have initiated a pre-feasibility study on the EMZ and are carrying out expansion drilling to increase the size of the deposit and infill drilling to increase the accuracy of the ore resource estimate. Expansion drilling is focussed on four areas; the Lower Zone, the down dip extension of the deposit, and on both the north and south ends of the deposit. Orezone and GFL recently announced a $US7.9 million budget increase to fund work through to the end of September, 2005. This will include US $2.9 million for the infill and expansion drilling and US $5.0 million to complete the pre-feasibility study.

Ron Little, President of Orezone stated, “Our last resource estimate was completed in August, 2004 and over 80,000 meters of drilling has been completed since that time, including many higher grade intersections. A new resource estimate is scheduled for this July and will be based on results received to the end of April, 2005.” He added that, “We intend to update resources again in the late fall in order to incorporate results from drilling between April and September, 2005.”

Table 1. Summary of Recent Results from the EMZ.
(see complete table of results at www.orezone.com/site/properties/ess.asp)

Hole	Section	From	To	Length	Grade	Comments
		m	m	M	g/t uncut

ERC1133	51800N	41.0	55.0	14.0	5.2	Infill
	including	46.0	52.0	6.0	10.4
ERC1127	51700N	43.0	61.0	18.0	10.9	Infill
	including	50.0	61.0	11.0	17.4
ERC1104	51200N	12.0	31.0	19.0	3.5	Infill
ERC1101	51150N	42.0	59.0	17.0	2.0	Infill
ERC0894	51050N	95.0	118.0	23.0	14.7	Infill
ERC1062D	50850N	111.0	132.0	21.0	7.6	Infill
ERC1062D	50850N	188.0	208.0	20.0	4.1	LZ
ERC1063D	50850N	86.0	101.0	15.0	2.1	Infill
ERC1063D	50850N	106.0	132.0	26.0	8.2	Infill
	including	106.0	117.0	11.0	18.0

ERC1064D	50850N	42.0	108.0	66.0	1.4	Infill
ERC1064D	50850N	191.0	200.0	9.0	6.7	LZ
ERC0874D	50825N	10.0	71.0	61.0	3.0	Infill
	including	22.0	41.0	19.0	7.3
ERC0874D	50825N	136.0	158.0	22.0	4.6	LZ
ERC0875D	50825N	31.0	39.0	8.0	8.2	Infill
ERC0875D	50825N	49.0	121.0	72.0	1.6	Infill
ERC1065D	50775N	66.0	116.0	50.0	3.4	Infill
ERC1065D	50775N	170.0	185.0	15.0	2.0	LZ
ERC1065D	50775N	224.0	239.0	15.0	6.3	LZ
ERC1066D	50750N	154.0	170.0	16.0	2.7	LZ
ERC1067D	50750N	41.0	82.0	41.0	1.5	Infill
ERC1067D	50750N	173.0	218.0	45.0	2.1	LZ
ERC1068D	50750N	21.0	63.0	42.0	0.8	Infill
ERC1076D	50750N	57.0	101.0	44.0	0.9	Infill
ERC1076D	50750N	181.0	195.0	14.0	6.7	LZ
ERC1079D	50750N	170.0	175.0	5.0	9.4	LZ
ERC1080D	50750N	142.0	170.0	28.0	3.6	LZ
ERC1069D	50700N	15.0	87.0	72.0	2.0	Infill
ERC1073D	50650N	62.0	83.0	21.0	1.5	Infill
ERC0884	50450N	48.0	103.0	55.0	0.9	Infill
ERC0882	50400N	0.0	47.0	47.0	2.1	Infill
	including	9.0	13.0	4.0	15.4
ERC0882	50400N	52.0	88.0	36.0	7.8	Infill
ERC1021	50300N	62.0	82.0	20.0	1.5	Infill
ERC1022	50300N	71.0	113.0	42.0	1.4	Infill

Note: Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the SGSLaborator in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5%of the samples are for QA/QC which includes duplicates, triplicates, standards and blanks. The pogram was carried out under the supervision of Jeffrey Ackert, VP Exploation, and qualifiedperson for Oezone.

GFL can earn a 50 per cent interest in the Essakan Property by spending US $8 million over five years, and can increase its interest to 60 per cent by financing and completing a bankable feasibility study. GFL will surpass US $8 million in expenditures this month and has made Essakan one of its top priority exploration and development projects. Orezone is currently the operator of the joint venture.

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging gold producer that owns Essakan, the largest gold deposit in Burkina Faso, as well as a number of other advanced stage projects in West Africa. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

Phone (613) 241-3699	Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain even or condition “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ material from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal price, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements in circumstances or management’s estimate of opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements. The reader is cautioned that the Company reports “resources,” which are mineral deposits that have not been proven economic to extract or produce in their filings with the SEC, U.S. mining companies are only permitted to disclose reserves which can be economically and legally extracted or produced. U.S. Investors are referred to our Annual Report on Form 40-F (File No. 001-31890), which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.